Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

March 19, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:         Corazon Capital V838 Monoceros Corp

Registration Statement on Form S-1

Registration File No. 333-253054

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Corazon Capital V838 Monoceros Corp (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on March 23, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 500 copies of the Preliminary Prospectus dated March 11, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Matt Musa
	Name:	Matt Musa
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]